UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Zynerba Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98986X109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98986X109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ethan Benovitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]
N/A

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

788,372

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

788,372

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

788,372

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	98986X109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jaime Hartman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]
N/A

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

788,372

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

788,372

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

788,372

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	98986X109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

G-TEN Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]
N/A

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

566,740

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

566,740

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,740

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Item 1.	(a).	Name of Issuer: Zynerba Pharmaceuticals, Inc.

	(b).	Address of issuer’s principal executive offices:

80 W. Lancaster Avenue, Suite 300
Devon, PA 19333

Item 2.	(a).	Name of person filing:

Ethan Benovitz
Jaime Hartman
G-TEN Partners LLC

	(b).	Address or principal business office or, if none, residence:

1212 Avenue of the Americas, 19th Floor New York, NY 10036

	(c).	Citizenship:

Ethan Benovitz – United States Jaime Hartman – United States
G-TEN Partners LLC — Delaware

	(d).	Title of class of securities:
Common Stock, par value $0.001 per share

	(e).	CUSIP No.:

98986X109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

N/A

Item 4.	Ownership.*

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Ethan Benovitz – 788,372
Jaime Hartman – 788,372
G-TEN Partners LLC – 566,740

(b)	Percent of class:
Ethan Benovitz – 8.5%
Jaime Hartman – 8.5%
G-TEN Partners LLC – 6.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Ethan Benovitz – 0
Jaime Hartman – 0
G-TEN Partners LLC – 0

(ii)	Shared power to vote or to direct the vote

Ethan Benovitz – 788,372
Jaime Hartman – 788,372
G-TEN Partners LLC – 566,740

(iii)	Sole power to dispose or to direct the disposition of

Ethan Benovitz – 0
Jaime Hartman – 0
G-TEN Partners LLC – 0

(iv)	Shared power to dispose or to direct the disposition of

Ethan Benovitz – 788,372
Jaime Hartman – 788,372
G-TEN Partners LLC – 566,740

* The shares of common stock, par value $0.001 per share (the “Shares”) of Zynerba Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), reported herein are held by G-TEN Partners LLC (“G-TEN”), a Delaware limited liability company and Genesis Asset Opportunity Fund L.P. (“GAOF”), a Delaware limited partnership. Ethan Benovitz (“Benovitz”) and Jaime Hartman (“Hartman”), as individuals, act as co-investment managers to G-TEN. Genesis Capital Advisors LLC (“GCA”), a Delaware limited liability company, is the investment manager of GAOF. Benovitz and Hartman are also managing members of GCA. By virtue of these relationships, Benovitz and Hartman may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by G-TEN and GAOF.

This report shall not be deemed an admission that GCA, Benovitz or Hartman is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. The Reporting Persons herein disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

The beneficial ownership percentages reported herein are based on 9,199,919 Shares issued and outstanding as of November 12, 2015, as disclosed in the Company’s Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016	Ethan Benovitz

	By:	/s/ Ethan Benovitz
Ethan Benovitz, Individually

Jaime Hartman

	By:	/s/ Jaime Hartman
Jaime Hartman, Individually

G-TEN Partners LLC

	By:	/s/ Ethan Benovitz
Ethan Benovitz, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).